Writer’s E-Mail: DEdelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

August 24, 2011

VIA EDGAR

Mr. Vince Distefano
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rochdale Core Alternative Strategies Fund TEI LLC
File Nos.: 333-138072; 811-21964 (the “Fund” or the “Registrant”)

Dear Mr. Distefano:

In connection with the Fund’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2, under the Securities Act of 1933, as amended, and Amendment No. 11 to the Registration Statement, under the Investment Company Act of 1940, as amended (the “1940 Act”), for the Fund (the “Registration Statement”), we have received the following oral comments from you in our conversation on August 3, 2011, and respond to each of the comments as set forth below.  Where applicable, revisions have been made in response to your comments in the Fund’s Post-Effective Amendment No. 10 and Amendment No, 12 to its Registration Statement, which were filed with the Securities and Exchange Commission via Edgar on August 24, 2011.  Note that the page numbers referred to in each of the comments we received refer to the corresponding disclosure in the Registration Statement on Form N-2 for Rochdale Core Alternative Strategies Fund LLC (File Nos.: 333-138071; 811-21965).

1)  The discussion of the “Use of Proceeds” on page 9 states that the Fund will invest the proceeds of the offering “as soon as practicable.”  Please clarify what is meant by this.

We have revised the disclosure to clarify this.

2)  The disclosure on page 12 discusses the calculation of the net asset value of the Fund and its master fund, Rochdale Core Alternative Strategies Master Fund LLC (the “Master Fund), and states that in the event that a underlying hedge fund only provides monthly valuations, “it will not be possible to determine the net asset value of the Fund or the Master Fund more frequently.”  You have asked us to clarify that in such event the Fund and the Master Fund will calculate their net asset values based on a fair valuation in such circumstances.

Mr. Vince Distefano
August 24, 2011

Since the Fund takes in new investors only as of the beginning of a month, and the valuation of the Fund’s repurchased units is made only as of the end of a quarter, we do not anticipate that the Fund or the Master Fund will have a need to calculate their net asset values more frequently than monthly and have left this disclosure as drafted.

3)  Please include a summary of the material risks associated with the primary strategies of the underlying hedge funds.

We have included a summary of the material risks associated with the primary strategies on page 13.

4)  The disclosure on page 13 states that the underlying hedge fund interests may be illiquid, and that the units of the Fund will be “equally illiquid.”  The disclosure should clarify that this means that the illiquidity of the underlying hedge fund interests will limit the ability of the Board of Directors to determine to offer to tender for the Fund’s units.

We have revised the disclosure to clarify this.

5)  The disclosure on page 13 states that “applicable rules and interpretations may limit the percentage of voting or non-voting securities” of an underlying hedge fund held by the Master Fund, and that as a result the Master Fund may purchase non-voting securities and may not be able to vote on matters that other investors in the underlying hedge funds have the right to vote upon.

a)  If the Master Fund purchases non-voting securities can the Master Fund later receive the right to vote with respect to such securities?

The rights pertaining to the treatment of voting and non-voting securities is expected to vary among underlying hedge funds.  Depending on the governing documents of the applicable underlying hedge fund, the Master Fund may or may not be permitted to exchange its non-voting securities for voting securities at a later time.

b)  Would the Fund or the Master Fund engage in any activities relating to the Master Fund’s purchases of voting or non-voting securities that would require a request for exemptive relief?

Neither the Fund nor the Master Fund anticipates engaging in any such activities that would require a request for exemptive relief.

c)  To the extent that the Master Fund purchases non-voting securities, how will this be consistent with the fiduciary duties owed to investors and how does the Master Fund anticipate it will be able to influence the underlying hedge funds.

The Master Fund anticipates purchasing non-voting securities or waiving voting rights to the extent required by the 1940 Act or other applicable rules, or as the Master Fund’s Sub-Adviser deems appropriate.  In such cases the Fund’s and the Master Fund’s Manager and Sub-Adviser, subject to the oversight of the Board of Directors, intend to use their good faith discretion in determining whether it is in the best interests of the Fund’s investors to invest in the non-voting securities or to waive voting rights as opposed to foregoing the investment opportunity altogether.  In addition, the Master Fund generally has the ability to redeem its investments at certain points in time in the event that changes implemented by an underlying hedge fund are not deemed to be beneficial to the Master Fund.

Mr. Vince Distefano
August 24, 2011

6)  The disclosure on page 17 states that a member must own units for at least six calendar months “or for two consecutive six-month periods” as described in more detail elsewhere in the Registration Statement.  It is not clear from this disclosure if the lock up period is six months or one year.

We have added language to the disclosure on page 17 in the summary section that clarifies that there is an initial six month lock-up period and if a member does not submit a request to participate in a tender offer following the expiration of the initial six month lock-up, such member will have to wait an additional six months before being eligible to participate in a subsequent tender offer.  Since the Fund has historically engaged in tender offers only once per a calendar year, unless the Fund determines to make a tender offer more frequently and within less than six months of each other, it is not expected that a member will be prohibited from participating in more than a one tender offer due to the lock-up period.

7) The disclosure on page 17 states that a member must maintain a minimum capital account balance, and that amounts requested by a member to be repurchased may be reduced to ensure that a member maintains this minimum level of investment.  How does this work in the case of an over-subscribed tender?  Wouldn’t this reduction violate the “all holders rule” pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), when pro-rating the oversubscribed tender?

We have clarified the disclosure to provide that the Fund will only reduce the amount to be repurchased to the extent consistent with the Exchange Act, including the rules thereunder, and any other applicable laws.

8)  The Summary of Expenses table on page 20 does not include a separate line item for the Incentive Fee.  Is this included in the Management Fee line item?

Yes.  The Incentive Fee is included in the Management Fee line item.  Footnote number 5 to the Summary of Expenses table discloses this and the amount represented by the Incentive Fee.

9)  The Acquired Fund Fes and Expenses table that is included in footnote number 1 to the Summary of Expenses table on page 20 should be indented further and its font size reduced to make it clear that this is not part of the Summary of Expenses table.

We have made the suggested edits to the Acquired Fund Fees and Expenses table in footnote 1.

Mr. Vince Distefano
August 24, 2011

10)  Do the net profits referred to in footnote 5 of the Summary of Expenses table(on which the Incentive Fee is based) include realized and unrealized gains/losses?

Yes.  The Incentive Fee is based on net profits which include realized and unrealized gains and losses.

11)  Footnote 7 on page 21 states that the Expense Limitation Agreement will remain in effect until July 31, 2012.  The Expense Limitation Agreement should remain in effect for at least one year from the effective date of the Fund’s Registration Statement.

The Fund’s Manager has agreed to extend the term of the Expense Limitation Agreement until one year from the effective date of the Fund’s amended Registration Statement.

12)  The example of expenses on page 21 is based on an investment of $25,000.  For comparative purposes, this should be based on an investment of $1,000 as shown in the Form N-2.

We have modified the table to show the expenses that would be paid on an investment of $1,000.

13)  The example of expenses on page 21 is based on a 5% return.  Does this return reflect all capital gains of the Fund?

The return of 5% in this example would reflect all realized and unrealized gains and losses.

14)  To what extent will the Fund be invested in side pockets?

It is not the intention of the Master Fund to invest in side pockets.  However, from time to time, underlying hedge funds may create side pockets for certain portions of their portfolio for a variety of reasons including that such portions of the portfolio are determined to be long-term or illiquid.

15)  To the extent that the Fund invests in an underlying hedge fund that has illiquid investments, shouldn’t the Fund and the Master Fund discount the valuation of such underlying hedge fund to reflect the illiquidity of such investments instead of relying on the net asset valuation provided by the manager of the underlying hedge fund?

As a part of its due diligence process, the Sub-Adviser analyzes the valuation methodology applicable to each underlying hedge fund, including the methodology for valuing assets for which a liquid market is not readily available and that must be fair valued.   Any discounts that should occur due to illiquidity should be taken into account by the underlying hedge funds valuation process.  As a result, a further discount by the Master Fund in general should not be required.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

Mr. Vince Distefano
August 24, 2011

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the amended Registration Statement itself, please do not hesitate to contact me at 212-880-9892.

Again, I would like to thank you for all of your help regarding these filings.

Sincerely,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc:	Kurt Hawkesworth, Esq.
Robert S. Schneider. Esq.